UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                   FORM 6-K

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                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               December 20, 2006
               Date of Report (Date of Earliest Event Reported)

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                           Embotelladora Andina S.A.
            (Exact name of registrant as specified in its charter)
                         Andina Bottling Company, Inc.
                (Translation of Registrant's name into English)

                           Avenida Andres Bello 2687
                              Piso 20, Las Condes
                                Santiago, Chile
                    (Address of principal executive office)

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       Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                          Form 20-F [X] Form 40-F [ ]

    Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                Yes [ ] No [X]

    Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                Yes [ ] No [X]

  Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934
                                Yes [ ] No [X]

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                                MATERIAL EVENT


CORPORATE NAME                :        EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY           :        00124

TAXPAYER I.D.                 :        91.144.000-8

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The following is reported by virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in Section II.B.3 of General Rule No. 30 of the Superintendency of Securities and
Insurance:

INTERIM DIVIDEND NO. 154

As authorized by the Regular Shareholders Meeting held April 19th of this year (the "Meeting"), the Board resolved to distribute the following sums as interim dividend No. 154:

a)   $5.60 (five pesos and sixty cents) per Series A share; and

b)   $6.16 (six pesos and sixteen cents) per Series B share.

This dividend will be paid on account of income from the 2006 fiscal year and will be available to shareholders beginning January 31, 2007. The Shareholders Registry will close on January 25, 2007 for payment of this dividend.



Santiago, December 20, 2006



Pedro Pellegrini Ripamonti
Corporate Legal Manager
Embotelladora Andina S.A.



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                                  SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

                                            EMBOTELLADORA ANDINA S.A.


                                            By: /s/ Osvaldo Garay
                                               --------------------------------
                                            Name:   Osvaldo Garay
                                            Title:  Chief Financial Officer

Santiago, December 21, 2006